Annual Report Disclaimer

Certain information set forth in this Annual Report, including management’s assessment of the Company’s future plans and operations, contains forward-looking statements which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate”, “believe”, “plan”, “estimate”, “expect”, “predict”, “intend”, “will”, “may”, “could”, “would”, “should” and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company’s lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its VRoll composite tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company’s reliance on third parties to supply raw materials to it so it may make its Version resin and VRoll composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company’s annual information form for the year ended December 31, 2006 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

Letter to the Shareholders,

This past year was one of intense challenges, but we enter 2007 a greatly changed company. The outlook has never been better for us to reach profitability in 2008.

During the last half of 2006 and the first few months of 2007, we focused our business plan and changed our way of operating by:

          •  entering into several strategic contracts with world class companies to out-source our marketing, distribution and manufacturing of our initial products;

          •  restructuring our board of directors;

          •  appointing Paul Giannelia as president

             and chief executive officer;

          •  raising $35 million; and

          •  cutting our cash burn rate by almost 50 percent.

RStandard™ Composite Utility Poles

During 2006, we established a credible presence in the market with our RStandard utility poles. We now have over 70 customers, an increase of 118 percent. However, starting our RStandard pole production was an extraordinarily costly undertaking. The recurring unexpected equipment breakdowns resulted in small quantities of poles available for sale.  This expensive but necessary step was the largest contributor to our $43 million loss in 2006.

It is not uncommon for new complex manufacturing processes to have start-up flaws. But, it is unusual for a company to try to continue with production before the flaws have all been corrected.

We made the conscious decision to continue with production because we had to establish a credible presence in the marketplace, which we did. This set the stage for our five-year distribution agreement with HD Supply Utilities, a division of  The Home Depot®. As part of the agreement, we received from HD Supply Utilities an initial purchase order in excess of $50 million USD. These initial shipmentswill start in June and will continue beyond 2008.

To address our production challenges and the tight Alberta labour market, we entered into a letter of intent with Global Composite Manufacturing to outsource our manufacturing. We are on schedule for Global Composite Manufacturing to launch manufacturing in June. Once the first cell is producing successfully, we will be able to move forward with the second and third production cells. We anticipate this happening in the second half of the year.

VRoll™ Composite Roller Tubes

During 2006 and early 2007, we completed the development of our second product, VRoll composite roller tubes, which have substantial advantages over existing steel roller tubes. With these advantages, VRoll tubes have tremendous potential. This potential has led to our multi-year exclusive supply agreement with FMC Technologies, Inc., who will use our VRoll composite tubes in a new line of Link-Belt® composite conveyor idler rollers.

Our focus in 2007 will be to work with FMC Technologies, Inc. to introduce to the market Link-Belt composite rollers using VRoll tubes. The target is to have the Link-Belt rollers in live pilot applications during the second half of the year with full market launch by year end. We will initially manufacture this product in our Calgary production facility, but plan on partnering with established manufacturers once market demand increases.

Corporate

In February, 2007, we restructured the board of directors with the addition of Wilmot Matthews as chairman and Brian Felesky, Paul Giannelia and James Gray as directors. Chairman Greg Pendura and long time directors William Demcoe and Zsolt Feketekuty left the Board. We thank them for their contributions during the company’s formative years; particularly Greg Pendura who was a founder of the company.

In March, 2007 we raised $35 million. This funding amount was designed to finance the capital expenditures, operations and increasing working capital needs of an expanding business until the sales of our products are sufficient for us to be consistently profitable. We believe we are now in a solid position to deliver positive results over the next two years.

We are in a very exciting time at RS. Our innovative products are proving themselves in the marketplace, we have agreements with companies who are experts in their fields, and our composite know-how and proprietary Version™ resin separates us from everyone in our field. While our focus in 2007 will be to firmly establish our RStandard and VRoll businesses, once positive cash flows have been established, we will get back to our core business of developing composite products.

We want to thank the employees who have had a roller-coaster ride and have made our current successes happen. Of course, we also want to thank the on-going and increasing support of our shareholders. Your support has allowed us to build a solid foundation for our future growth.

Wilmot Matthews

    Paul Giannelia

Board Chair

    President and Chief Executive Officer

About RS

Vision:

To be the world’s leading innovator in composites serving industries needing

                  Stronger, Lighter, Greener™ products.

Company Overview

We are composite product innovators. We develop composite products for large-scale industrial markets that replace products made with the conventional building blocks of wood, concrete and steel. Our foundation is continuous innovation, product development and our proprietary Version™ polyurethane resin system.

Until late 2003, RS was a research and development company. Since then, we have been in the process of significant transformation – from research and development to commercialization of our RStandard utility pole and VRoll roller tube products.

Business Model

Our business model to capitalize on structural composite products for large-scale industrial markets is comprised of the following stages:

(i)      Product Screening – screening new product opportunities that have large and addressable markets with uniform requirements globally and where the benefits of our proprietary materials provide significant economic and performance advantages compared to conventional materials;

(ii)     Product Development – product engineering and development, and product prototyping and testing;

(iii)    Market Entry – partnering with strategic third party distributors to introduce the product to market, raise customer awareness and distribute the product for customer pilot projects and initial orders. During this stage, we will produce the product in small quantities and the product will continue to be refined and tested to meet the market’s needs; and

(iv)

Market Penetration – engaging experienced third party manufacturers to meet growing customer demand. During this stage, we will supply manufacturing partners with our Version resin, oversee production and quality control and collaborate with distribution partners to provide technical product support and drive market demand for the product.

Our competitive advantage is our Version resin system and our composite development and engineering expertise. We create our products using our proprietary materials and skills that deliver significant competitive advantages to our customers compared to the same products made with conventional materials.

We focus on products that have large and addressable markets with uniform requirements globally and where the benefits of our proprietary materials provide significant economic and performance advantages.  By developing these products, we believe we can achieve significant revenue growth with manageable capital and resource requirements. In addition, because our business model is based on partnering with experienced and established manufacturing and distribution partners, we believe we can achieve market penetration faster because we benefit from our partners’ established infrastructure, resources, reputations and expertise.

Version™ Resin System

All RS composite products are made with our proprietary polyurethane thermoset Version resin system. It gives our composite products exceptional performance over competing products. It is cost-effective in strength applications and has greater impact resistance than competing resins.

In addition, it has excellent environmental benefits. Unlike the most commonly used polyester resins, Version does not emit any pollutants during the manufacturing process.

RStandard™ Modular Composite Utility Pole

Our RStandard modular composite utility pole is our first product and it started the product development stage in 2003, entered the market entry stage in 2004 and is currently in the market penetration stage of our business model.

RStandard poles are lighter, more durable and have a smaller environmental impact than wood, steel and concrete poles, due to the properties of our Version resin and innovative modular design. End-users enjoy significant benefits over conventional poles including:

•  ease of handling, transportation and installation;

•  longer life span;

•  no pollutants in the production process;

•  maximum pole and line design flexibility; and

•  low total installed cost.

Our product’s strengths  and  the large global market for transmission and distribution utility poles – the annual North American pole demand is approximately $8 billion USD – mean significant revenue potential for our company.

In 2006, we successfully established our product in the market, with significant customer and revenue growth. This success led to our agreement with HD Supply Utilities, the leading distributor for the utility industry in North America and a subsidiary of The Home Depot®. HD Supply Utilities is now the exclusive distributor of RStandard poles within NAFTA and all of the Caribbean Islands. We will benefit from HD Supply Utilities’s established reputation, customer base, industry relationships and distribution infrastructure.

In addition, we have licensed our RStandard pole manufacturing to Global Composite Manufacturing. They have moved RStandard pole production to Tilbury, Ontario, Canada and are in the process of upgrading and recommissiong the existing manufacturing equipment. They are on schedule to start RStandard pole production in June 2007. We will benefit from their decades of experience designing and building automated equipment and processes, and performing complex contract manufacturing.

VRoll Roller Tubes

VRoll composite roller tubes are a stronger, lighter and more durable alternative to the steel tubes traditionally used in roller assemblies for bulk handling conveyor systems. Using rollers incorporating our VRoll tubes, end users benefit from their light weight, ease of handling and superior durability which translates into lower ongoing repair and maintenance costs, energy savings and increased safety.

Our VRoll roller tubes offer significant revenue potential for our company due to its advantages over steel tubes and the multi-billion dollar global market for industrial rollers.

We signed a multi-year supply agreement with FMC Technologies, Inc. and we will work with them in the global market of composite conveyor idler rollers. We will benefit from FMC Technologies’s proven history and established customer base in the bulk material handling global arena.

FMC Technologies’s Material Handling Solutions business will use VRoll roller tubes in their new line of composite Link-Belt® conveyor idler rollers. These rollers are targeted to be in pilot projects by the second half of 2007, followed by a full market launch by year-end. We will manufacture VRoll tubes for initial orders at our Calgary facility. As orders increase, we expect to license VRoll tube manufacturing to third-party manufacturers.

Management Team

Paul Giannelia

President, Chief Executive Officer and Director

Mr. Giannelia is the president and chief executive officer of Resin Systems Inc. He brings to RS extensive expertise and over 30 years experience in start-up business and projects. Previously,  Mr. Giannelia was founder, president and chief executive officer of SC Infrastructure and Strait Crossing Inc., both leaders in infrastructure development. One of his notable achievements during this time was leading the development and construction of the privately funded Confederation Bridge in Atlantic Canada. He has an Economics degree from Wilfred Laurier University, an Honorary Doctorate - Science (Engineering) from the University of New Brunswick, an Honorary Doctor of Laws degree from the University of Prince Edward Island, and Honorary Doctorate Degrees (Laws) from Wilfred Laurier University and the University of Calgary. He also has been inducted as an Honorary Member of the Engineering Institute of Canada.

Robert Schaefer, CA

Chief Financial Officer and Corporate Secretary

Mr Schaefer joined the RS team in August 2005. He is responsible for the company’s financial affairs and has extensive experience in growth-oriented companies, with over 17 years experience in Canada, the United States and Europe. Most recently, Mr. Schaefer was a business development executive in the energy industry in Canada and the United States, responsible for mergers and acquisitions and growth initiatives. Prior to that, he served as chief financial officer for a large gas marketing organization, where he was responsible for all financial functions and new business development. Mr. Schaefer has a Bachelor of Commerce degree from the University of Calgary and is a Chartered Accountant, with membership in the Institute of Chartered Accountants of Alberta.

Board of Directors

Wilmot Matthews

Board Chair

Mr. Matthews has been involved in all aspects of investment banking serving in various positions with Nesbitt Burns Inc. and its predecessor companies for over 30 years. He was a member of both the management and executive committees of Burns Fry until Burns Fry merged with Nesbitt Thompson to form Nesbitt Burns in 1994. He retired from Nesbitt Burns in the fall of 1996 as a vice chairman. He is currently president of Marjad Inc., a private investment holding company, on the advisory board of Imperial Capital Corporation and a director of WestJet Airlines Ltd. Previously, Mr. Matthews served on the board of directors of Husky Energy Inc., Denbury Resources Inc., Renaissance Energy Inc. and WorldPages.com. He is also actively involved in the community sitting on various boards, including the Toronto Symphony Foundation. In the past he has been involved with the Canadian Institute for International Affairs, the Toronto Symphony Orchestra and the Dellcrest Centre for Children.

Brian Felesky

Director

Mr. Felesky is counsel at Felesky Flynn, Barristers and Solicitors, and is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally. He is currently a member of the board of directors of Suncor Energy Ltd., Precision Drilling Trust, Fairquest Energy Ltd. and Epcor Power LP. He sits on several volunteer boards including the Canada West Foundation, the Calgary Arts Development Authority, the Calgary Stampede Foundation and the senate of Athol Murray College of Notre Dame. He has received awards including the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association, the Alberta Centennial Medal and the Queens Jubilee Medal. Mr. Felesky was appointed a Queen’s Counsel in 1984 and a Member of the Order of Canada in 2005.

James Gray

Director

Mr. Gray co-founded Canadian Hunter Exploration Ltd., one of Canada’s larger natural gas producers. Over his 28 years of involvement with Canadian Hunter, he served in the positions of executive vice president, president and chief executive officer, and chairman until the company was purchased by Burlington Resources in December 2001. He is currently a member of the board of directors of Brookfield Asset Management Inc. (formerly Brascan Corporation), Canadian National Railways, Phoenix Technology Income Fund, Atlanta Gold Inc. and Temple Energy Inc. Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by the YMCA, Canada, and was appointed an Officer of the Order of Canada in 1995. He was inducted into the Calgary Business Hall of Fame in October 2004 and the Canadian Business Hall of Fame in May 2005.

Dwayne Hunka

Director

Mr. Hunka has been a member of the RS board of directors since 1995. He has over 25 years of management experience in the fabrication and manufacturing sectors. Mr. Hunka is co-owner, executive vice-president and general manager of Waiward Steel Fabricators Ltd., one of Canada’s largest and most innovative structural steel companies. He is also the president and co-owner of M&D Drafting Ltd., the president of Six Point Properties and the president of M&D Ventures Inc. Mr. Hunka is the chair of the industry board for the NSERC Industrial Research Chair in Construction at the University of Alberta and is actively involved in charitable community events.

David Williams, MBA

Director

David A. Williams has served as president of his investment company, Roxborough Holdings Limited, in Toronto, since 1995.  From 1969 to 1994, he held senior management positions with Beutel Goodman Company, one of Canada’s largest institutional money managers. He also has extensive board experience, serving as chairman of Bennett Environmental. He is a director of Western Copper Corporation, Calvalley Petroleum, Emblem Capital Inc., Atlantis Systems Inc. and Newport Partners Income Fund. Mr. Williams is involved with a number of community related projects and is a director of Bishop’s University Foundation and Camp Oochigeas. Mr. Williams holds a Bachelors degree in Business from Bishop’s University and a Master’s in Business Administration from Queen’s University. He was the recipient of an Honorary Doctorate of Civil Laws from Bishop’s University.

Paul Giannelia

President, Chief Executive Officer and Director

Please see Paul Giannelia’s biography on page 11.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2006

The following discussion of the financial condition and results of operations of Resin Systems Inc. (“RS” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the annual information form of the Company dated March 30, 2007 for a complete understanding of the financial position and results of operations of the Company.

This MD&A is dated and based on information at March 30, 2007.

All references to dollar values refer to thousands of Canadian dollars unless otherwise stated.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its VRoll composite tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version resin and VRoll composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's annual information form for the year ended December 31, 2006 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

Additional information relating to the Company, including the Company’s annual information form for the year ended December 31, 2006 is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov and on the Company’s website at www.grouprsi.com.

Mission and Vision

RS is a composite product innovator.  RS engineers advanced composite products for large-scale industrial markets.  These products replace products which historically have been made using the traditional building blocks of wood, concrete and steel.  The foundation of the Company is continuous innovation, product development and its proprietary Version polyurethane resin system.

RS’s vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener products.

Business Strategy

The Company is headquartered in Calgary, Alberta. Its business model to capitalize on load bearing composite products which it develops for large-scale industrial markets is comprised of the following stages:

 (i)

Product Screening – screening new product opportunities for products that have large and addressable markets with uniform requirements globally and where the benefits of the Company’s proprietary materials provide significant economic and performance advantages compared to conventional materials;

(ii)

Product Development – product engineering and development, and product prototyping and testing;

(iii)

Market Entry – partnering with strategic third party distributors to introduce the product to market, raise customer awareness and distribute the product for customer pilot projects and initial orders.  During this stage, the Company will produce the product in small quantities and the product will continue to be refined and tested to meet the market’s needs; and

(iv)

Market Penetration – engaging experienced third party manufacturers to meet growing customer demand.  During this stage, the Company will supply manufacturing partners with its Version resin, oversee production and quality control and collaborate with distribution partners to provide technical product support and drive market demand for the product.

The Company’s competitive advantage is its Version resin system and its composite products development and engineering expertise.  The Company focuses on developing products that have large and addressable markets with uniform requirements globally and where the benefits of RS’s proprietary materials provide economic and performance advantages over conventional materials.

By creating such products, the Company believes it can achieve significant revenue growth and superior returns without significant capital and resource requirements. Further, because the Company’s business model is based on partnering with experienced and established manufacturing and distribution partners, the Company believes it can achieve market penetration and its growth objectives faster because it benefits from its partners’ established infrastructure, resources, reputations and expertise.

Core Business Focus

Currently, the Company’s primary business focus is commercializing its first two products for which it has completed the product development stage:

(i)

RStandard is a light and durable modular composite utility pole that satisfies the complete breadth of transmission and distribution pole needs of utilities. This product recently entered the market penetration stage of the Company’s business plan; and

(ii)

VRoll is a light and durable large-diameter composite tube that is used in roller assemblies for industrial bulk material handling equipment. This product recently entered the market entry stage of the Company’s business plan.

2007 Outlook and Plans

RStandard

The Company will continue NAFTA market penetration for its RStandard modular composite utility poles.  In 2006, the Company successfully established its product in the market, with significant customer and revenue growth. In January 2007, to build on the RStandard poles market penetration, the Company signed a five-year distribution agreement with HD Supply Utilities, Ltd.,("HD Supply Utilities"), a Florida limited partnership owned by The Home Depot, Inc., to be the exclusive distributor of RStandard poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands. Pursuant to the distribution agreement, HD Supply Utilities provided RS with an initial purchase order for RStandard poles with a value exceeding US$50 million.

The Company believes this agreement will enable an efficient and accelerated market penetration of RStandard poles. RS will benefit from HD Supply Utilities’ established reputation, customer base, industry relationships and distribution infrastructure.

Also in January 2007, the Company entered into a letter of intent with Global Composite Manufacturing, Inc. ("Global Composite Manufacturing"), a corporation operating in Tilbury, Ontario. This letter of intent provides the framework whereby Global Composite Manufacturing will move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing’s production of RStandard utility poles under license from the Company.  The production volume commitment in this agreement starts in June 2007 for an initial period of two years matching the volumes in the initial purchase order received from HD Supply Utilities.

With the pricing provisions in the HD Supply Utilities and Global Composite Manufacturing agreements, the Company anticipates stable and predictable margins during the term of these purchase arrangements.

VRoll

The Company completed the product development phase of its VRoll composite tubes in 2006 and will be focused on its market entry in 2007. In December 2006, RS entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. ("FMC Technologies") of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor rollers to the mining industry and operators of bulk material handling systems worldwide. Pursuant to the agreement, the Company will supply VRoll composite tubes to FMC Technologies's Material Handling Solutions business for use in their new line of composite Link-Belt Conveyor Idler Rollers.  The agreement provides that RS will work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia where the Company has pre-existing arrangements.

The Company and FMC Technologies will jointly introduce to market FMC Technologies's line of Link-Belt Composite Conveyor Idler Rollers made with VRoll composite tubes.  The first rollers will be for above ground applications and the Company anticipates beginning with pilot installations during the second half of 2007, followed by a full market launch before year-end.

VRoll composite tubes are currently manufactured at RS’s leased 5,200 square metre (56,000 square foot) Calgary production facility.  This facility currently has pultrusion lines capable of producing sufficient quantities of VRoll tubes required during the market entry stage of VRoll composite tubes.  As market demand increases for VRoll composite tubes, RS intends to enter into arrangements with one or more experienced third-party manufacturers to manufacture VRoll product for the Company.

In addition to RS’s 2007 business focus which will concentrate on capitalizing on these two products, the Company will continue to seek, develop and commercialize new products using its proprietary materials and composite engineering expertise.

The Company plans to execute its strategy with existing human and financial resources. Following significant cost and head count reductions in 2006, the Company has 74 personnel, down from 286, involved in business development, product development and engineering, sales, marketing, product support, purchasing, manufacturing, finance and administration. The Company plans to achieve, and then grow, profitability though its focus in the following areas:

•

the successful integration of the HD Supply Utilities and Global Composite Manufacturing agreements – these agreements provide the foundation for RS to achieve minimum revenue and margin levels and provide the potential for significant market penetration over the next three years;

•

successful implementation of VRoll composite tubes’ market entry plans in conjunction with FMC Technologies – the market for VRoll tubes is expected to grow significantly over the next two years resulting in significant revenue growth; and

•

during this time, both products will continue to be refined and tested to meet the needs of the market.

The Company’s focus in 2007 is expected to build a strong foundation for future revenue growth. As a result of the Company’s focus on re-establishing RStandard pole production and introducing VRoll tubes to market, it expects modest revenue in 2007. The combination of significantly lower corporate overhead and revenue growth in late 2007 and 2008 is expected to allow the Company to transition from a loss in 2007 to profitability in 2008.

Following successful execution of these plans, the Company plans on developing new products and expanding its RStandard utility pole business outside NAFTA and the Caribbean Islands.

Key Performance Indicators

The Company measures its strategies’ success using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian generally accepted accounting principles and should not be considered as an alternative to other measures of performance which are in accordance with Canadian generally accepted accounting principles:

1)

Revenue and Customer Growth – The Company defines revenue growth as the increase in annual revenues from quarter to quarter. The Company defines customer growth as the increase in total customers from quarter to quarter. Both measures indicate the Company’s success in the market entry and market penetration of its products.

2)

Gross Profit Percentage – The Company determines gross profit percentage by dividing gross profit by revenue and expressing it as a percentage.  Gross profit percentage reveals the Company’s success in realizing economic value from its proprietary products.

3)

EBITDA – EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA is a widely used measure indicating the results of the Company’s operations before the effect of capital decisions. It also approximates the Company’s cash flow from operations, and therefore provides an indication of the Company’s ability to fund future operations. EBITDA is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows.  The Company’s method of calculating EBITDA may differ from other issuers and may not be comparable to similar measures presented by other issuers.

Overview of 2006 results

2006 was a pivotal year in the Company’s history, involving very positive strides forward as well as significant challenges.

RStandard Utility Poles

The Company successfully executed its plan to continue its North American market penetration by adding key North American customers and increasing the number of repeat orders from existing customers. From 2005 to 2006, the Company’s RStandard utility pole overall customer base increased from 33 to 72, an increase of 118%.

RS’s increasing market presence began to show significant impact during the year, with product revenue increasing from $1,061 to $4,352, an increase of $3,291, and 310% over the same period last year.  The majority of the sales were a result of RStandard utility poles.

This increase in market demand for RStandard poles led to a five-year exclusive distribution agreement with HD Supply Utilities. The agreement includes an initial purchase order for RStandard poles that has a value exceeding US$50 million over two years after delivery start. HD Supply Utilities is now the exclusive distributor of RStandard poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands for five years.

The Company completed the installation and commissioning of two production cells in Calgary, Alberta and had planned to achieve full and efficient production from these cells. Unfortunately, demand for RStandard poles has consistently outpaced the Company’s ability to produce them. The Company’s ability to produce RStandard poles at its Calgary production facility was greatly hampered by the following:

•

unexpected module surface quality issues at levels unacceptable for the Company’s exacting quality standards due to climate effects and resin handling, delivery and workability under a variety of conditions;

•

higher than planned material waste in its production process;

•

equipment issues resulting from incomplete performance and insufficiently robust equipment design by the Company’s equipment supplier; and

•

the Alberta labour market created significant challenges in hiring and retaining sufficient production staff for consistent and efficient production.

Thus, 2006 was a year where the Company spent considerable resources and time in overcoming RStandard production challenges. This slowed the Company’s progress toward profitability and required the Company to slow its international plans. In 2006, the Company had planned to build its international business by supporting licensees in China and Australia and New Zealand, and seeking additional licensees in other markets. During 2007, the Company does not anticipate expending a significant amount of its resources in these international markets as its primary business focus with respect to RStandard poles will be to collaborate with HD Supply Utilities to achieve market penetration in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands.

Through its efforts to overcome its production challenges, the Company identified a detailed series of equipment modifications and upgrades necessary for efficient and profitable manufacturing operations. These efforts culminated in the Company entering into a letter of intent with Global Composite Manufacturing to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment to its facilities and manufacture RStandard poles at a fixed cost for the Company.

VRoll Composite Tubes

Also during 2006, the Company successfully completed the product development stage of VRoll composite tubes and finalized the product’s commercialization model. During 2006, RS successfully completed initial internal and external testing of VRoll. These test results showed that VRoll composite tubes are:

•

40 percent lighter than steel;

•

more corrosion and abrasion resistant than steel; and

•

less conductive than steel.

RS plans to commercialize VRoll tubes in 2007 through its agreement with FMC Technologies. This agreement is a cornerstone of the Company’s commercialization plan for VRoll tubes and follows the Company’s strategy to partner with experienced third-party distributors.

Corporate Costs

The Company restructured its operations and resource levels to improve efficiencies in the second half of 2006 and the early part of 2007. The transfer of RStandard manufacturing to Global Composite Manufacturing, the consolidation of operations to one facility, and streamlining corporate administration and associated resource reductions is expected to save approximately $4.5 million per quarter compared to 2006 expenditures.

This consolidation resulted in a charge of $2,682 including a non-cash impairment charge of $1,779 during 2006.

After the restructuring, RS has 74 employees involved in business development, product development and engineering, sales, marketing, product support, purchasing, manufacturing, finance and administration.

Financing

In order to meet the cash requirements of operations in 2006, the Company secured additional financing through two issuances of common shares.  The Company received net proceeds of $13,522 through the issuance of 8,979,358 common shares and an additional $4,709 through the issuance of 2,568,086 common shares pursuant to the exercise of purchase warrants.

Subsequent to year-end, the Company raised aggregate gross proceeds of $5,000 through a short-term bridge financing in January 2007. In addition, in March 2007, the Company announced a private placement of up to 35 million common shares for gross proceeds of up to $35,000 which proceeds are to be used to fund the restructuring costs related to the relocation of RStandard manufacturing to the facilities of Global Composite Manufacturing in Tilbury, Ontario, the start-up costs and capital expenditures required to commence manufacturing VRoll composite tubes and for general working capital purposes.

Management and Board Changes

During 2006, the Company restructured its management team. In February 2006, the Company appointed Ms. Cheryl FitzPatrick as senior vice president, sales and marketing.  Ms. FitzPatrick brings to RS twenty eight years experience in marketing, sales and service. She has held senior leadership roles in strategic planning, marketing, sales and service in the telecommunications industry, competing effectively in aggressive high tech markets.

In August 2006, the positions of senior vice president of production, previously held by Mr. Scott Terhune, and chief technology officer, previously held by Mr. Mark Warren, were combined into senior vice president of operations, which is currently vacant. Mr. Terhune continues in a senior sales position for the Company while Mr. Warren continues as a consultant to the Company for a fixed term.

In December 2006, Mr. Greg Pendura stepped down as RS’s president and chief executive officer and chairman of the board and Mr. Paul Giannelia was appointed president and chief executive officer.  Mr. Giannelia previously served as chief executive officer of the Company’s operating division, RS Technologies, since January 2004.

The Company also restructured its board of directors. Previous board members, Mr. William Demcoe, Mr. Zsolt Feketekuty and Mr. Greg Pendura resigned from the board. The Company thanks these individuals for their significant contributions through the Company’s formative years.

Mr. Wilmot Matthews, Mr. Brian Felesky, Mr. Paul Giannelia and Mr. James Gray have been appointed to the board of directors. They bring significant depth and experience to the Company. Mr. Matthews is serving as chairman of the board of directors.

Directors’ Biographies

Wilmot Matthews - Chairman

Mr. Matthews has been involved in all aspects of investment banking serving in various positions with Nesbitt Burns Inc. and its predecessor companies for over 30 years. He was a member of both the management and executive committees of Burns Fry until Burns Fry merged with Nesbitt Thompson to form Nesbitt Burns in 1994. He retired from Nesbitt Burns in the fall of 1996 as a vice chairman. He is currently president of Marjad Inc., a private investment holding company, on the advisory board of Imperial Capital Corporation and a board director of WestJet Airlines Ltd. Previously, Mr. Matthews served on the board of directors for Husky Energy Inc., Denbury Resources Inc., Renaissance Energy Inc. and WorldPages.com. He is also actively involved in the community sitting on various boards, including the Toronto Symphony Foundation. In the past he has been involved with the Canadian Institute for International Affairs, the Toronto Symphony Orchestra and the Dellcrest Centre for Children.

Brian Felesky - Director

Mr. Felesky is counsel at Felesky Flynn, Barristers and Solicitors, and is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally. He is currently a member of the board of directors of Suncor Energy Ltd., Precision Drilling Trust, Fairquest Energy Ltd. and Epcor Power L.P. He sits on several volunteer boards including the Canada West Foundation, the Calgary Arts Development Authority, the Calgary Stampede Foundation and the senate of Athol Murray College of Notre Dame. He has received awards including the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association, the Alberta Centennial Medal and the Queens Jubilee Medal. Mr. Felesky was appointed a Queen’s Counsel in 1984 and a Member of the Order of Canada in 2005.

Paul Giannelia - Director

Mr. Giannelia is the president and chief executive officer of RS. Previously, Mr. Giannelia was founder, president and chief executive officer of SC Infrastructure and Strait Crossing Inc., both leaders in infrastructure development. Among his notable achievements during this time was leading the development and construction of the Confederation Bridge in Atlantic Canada, the Oldman River Dam in Alberta, Canada and the Olympic Oval in Calgary, Alberta, Canada. He has an Economics degree from Wilfred Laurier University, an Honorary Doctorate - Science (Engineering) from the University of New Brunswick and Honorary Doctorate Degrees (Laws) from Wilfred Laurier University and the University of Calgary. He also has been inducted as an honorary member of the Engineering Institute of Canada.

James Gray -Director

Mr. Gray co-founded Canadian Hunter Exploration Ltd., one of Canada's larger natural gas producers. Over his 28 years of involvement with Canadian Hunter, he served in the positions of executive vice president, president and chief executive officer, and chairman until the company was purchased by Burlington Resources in December 2001. He is currently a member of the board of directors of Brookfield Asset Management Inc. (formerly Brascan Corporation), Canadian National Railways, Phoenix Technology Income Fund and Twin Mining Corporation. Mr. Gray was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by the YMCA, Canada, and was appointed an Officer of the Order of Canada in 1995. He was inducted into the Calgary Business Hall of Fame in October 2004 and the Canadian Business Hall of Fame in May 2005.

Dwayne Hunka - Director

Mr. Hunka has been a member of the RS Board of Directors since 1995. Mr. Hunka has over 25 years of extensive management experience in the fabrication and manufacturing sectors. Mr. Hunka brings manufacturing expertise and insight as well as valuable experience related to rapid corporate growth. He is co-owner and vice-president and operations manager of Waiward Steel Fabricators Ltd., one of Canada’s largest and fastest growing steel fabrication companies and the largest in Western Canada.

David Williams, MBA - Director

Mr. Williams has served as president of his private investment company, Roxborough Holdings Limited of Toronto, Ontario, since 1995. He has extensive public board of director experience, serving as chairman of the board of Bennett Environmental Inc., FRI Corporation, Metro One Telecommunications, Inc., Western Silver Corporation, Calvalley Petroleum Inc., Atlantis Systems Corp. and RoaDor Industries Inc.

Selected Financial Information

	Years Ended December 31,			% increase (Decrease)
	2006	2005	2004	2006	2005
(in $'000's)
Product Revenues	$ 4,352	$ 1,061	$ 366	310	190
Net Loss	$ (43,411)	$ (21,007)	$ (14,814)	(107)	(42)
Net Loss Per Share	$ (0.48)	$ (0.26)	$ (0.24)	(85)	(8)
Total assets	$ 16,615	$ 35,519	$ 9,229	(53)	285
Total long-term liabilities	$ 17,544	$ 15,864	$ 606	11	2,518
Working capital	$ (2,826)	$ 17,698	$ (13,821)	(116)	(228)

Product revenue increased from 2005 primarily due to increased sales of RStandard poles of $3,451.  Resins and coatings revenue decreased by $161 compared to the prior year.  This was due to the Company’s change of focus to RStandard poles from a mix of RStandard poles and resins and coatings in 2005.

Net loss increased due to:

•

manufacturing start-up and production costs increasing in Calgary by $12,963;

•

restructuring charges of $2,682 from consolidating operations;

•

financing costs of $3,108 related to annual debenture interest and accretion costs; and

•

additional amortization of $1,664 from Calgary property, plant and equipment that was used in 2006.

Working capital has decreased by $20,524 mostly due to the use of $31,961 in cash to fund operations and the use of $3,497 for purchases of property, plant and equipment related to the Calgary production facility.   To fund these expenditures, the Company received $18,374 from issuance of common shares pursuant to equity financings and conversion of warrants and options to purchase commons shares.

Long-term liabilities increased by $1,680 from December 31, 2005 due to the accretion of the debt portion of unsecured convertible debenture issued in October 2005.

EBITDA

Years Ended December 31,
	2006	2005	2004
(in $'000's)
Net Loss	$ (43,411)	$ (21,007)	$ (14,814)
Financing charges	$ 4,086	$ 963	$ 29
Depreciation	$ 2,623	$ 820	$ 964
Impairment of property, plant and equipment	$ 1,779	$ -	$ 1,517
EBITDA	$ (34,923)	$ (19,224)	$ (12,304)

EBITDA has decreased by 86% in 2006 compared to 2005 and 56% in 2005 compared to 2004 due to the Company’s focus of introducing RStandard poles to the market.  This involved significant costs related to manufacturing issues encountered during 2006.

Revenue

	Years Ended December 31,		% Increase
	2006	2005	(Decrease)
(in $'000's)
Product	$ 4,352	$ 1,061	310
Other	379	322	18
Total	$ 4,731	$ 1,383	242

The Company's market development and sales efforts for the year focused primarily on RStandard transmission and distribution poles. Start-up of the Calgary facility combined with increased demand for RStandard poles allowed the Company to increase sales revenues from RStandard poles by $3,451 versus the prior year.

Other income includes a $110 increase in interest income due to higher overall cash balances during 2006 compared to 2005. There was no rental income in 2006 compared to $55 earned in 2005.

Expenses

	Years Ended December 31,		% Increase
	2006	2005	(Decrease)
(in $'000's)
Cost of sales	$ 5,351	$ 988	442
Manufacturing start-up and
product development	21,815	8,852	146
General and administrative	8,459	7,763	9
Financing charges	4,086	963	324
Marketing and business
development	3,250	3,013	8
Restructuring charges	2,682	-	100
Amortization of property, plant and equipment	2,623	820	220
Impairment of property, plant and equipment and intangibles	-	-	-
Total Operating Expenses	$ 48,266	$ 22,399	115

Cost of Sales

Cost of sales increased from the prior year as a result of increased product sales.  Annual product gross margins were $(999), or negative 23%. This compares with the product gross margins of $73 or 7% in 2005.

Negative gross margins are due in part to the marketing strategy employed by RS.  In 2006, RS used discounted pricing in order to enhance initial market penetration resulting in negative gross margins.

Manufacturing Start-up and Product Development

Manufacturing start-up and product development expenses for the year increased by $12,963 over 2005. The increase in costs for 2006 was the result of the commissioning and start-up of the Calgary facility.  Scrap and waste during production increased by $8,404 to $8,884 in the current year.  This was due to production difficulties from climate effects and resin handling, delivery and workability under varying conditions. The result was a higher than expected level of scrapped poles and higher than anticipated use of raw materials. Further due to equipment issues and the inability to produce at full and efficient rates, unallocated costs increased by $4,107 over 2005. Costs related to product development increased by $448 over 2005.

Restructuring Charges

Restructuring charges in 2006 were $2,682 resulting from the consolidation of production, and research and development operations in Calgary and severance related to the reduction of staff to transition the manufacturing of RStandard poles to Global Manufacturing Composites and to improve overall operating efficiency. Charges included the decommissioning of property, plant and equipment totalling $1,779, $495 in severance costs and $408 in dismantling and cleaning costs.

General and Administrative

General and administrative expenses for 2006 increased by $696 from the prior year, mainly due to:

•

severance costs of $540;

•

an increase in salaries and consulting of $515;

•

stock based compensation of $295; and

•

expenses incurred to develop operations in Bazalt of $127

These costs were offset by a decrease in professional fees of $774 due to lower accounting and investor relation costs.

Financing Charges

Financing charges increased by $3,123 from 2005 due mainly to:

•

increases in the debenture interest expense of $1,624;

•

debenture accretion expense of $1,365; and

•

amortization of deferred financing costs of $119 resulting from the unsecured convertible debentures issued which were outstanding for a full year in 2006 versus only 3 months in 2005.

Marketing and Business Development

Marketing and business development expenditures increased by $237 from 2005 due primarily to increases in salaries and consulting fees of $693 offset by reduction in business development expenses of $460.  These changes reflect the Company’s increased focus on existing products and reduced focus on new business developments.

Amortization of Property, Plant and Equipment

Amortization charges increased by $1,803 primarily due to property, plant and equipment additions at the Calgary production facility and a $263 asset impairment.

Liquidity and Capital Resources

The Company's main source of cash flow for the period to date has been through the issuance of equity securities. This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company entered fiscal 2006 with $17,960 in cash. Cash used in operations in the year totalled $31,961, up from $20,467 in 2005.  The increase in use of funds can be directly attributed to the increase in manufacturing activity relating to the commission and start-up of the Calgary production facility.  Additional funds of $3,497 were used to purchase equipment for the Calgary production facility.

In order to fund this activity, the Company used cash reserves and supplemented those reserves through the issuance of:

•

5,600,980 units consisting of a common share and a half common share purchase warrant for net proceeds of $8,943;

•

3,378,378 common shares for net proceeds of $4,579;

•

2,568,086 common shares pursuant to the exercise of purchase warrants for total proceeds of $4,709; and

•

275,000 common shares pursuant to the exercise of stock options for total proceeds of $144.

Subsequent to the end of the year, the Company completed the private placement of a short-term $5,000 bridge financing together with a follow on common share offering resulting in:

•

the conversion of $3.6 million of notes into 3,661,111 common shares; and

•

the issuance of 31,338,889 million common shares for net proceeds of $31.3 million.

The remainder of the notes were repaid from the net proceeds of the common share issue.

Capital expenditure program

The Company plans on investing approximately $1,300 in 2007 on capital equipment related to VRoll tube production and to support research and development activities. Capital expenditures required during the next fiscal year will be financed through cash reserves.

Contractual obligations

The Company has entered into commitments related to premises leases as well as capital leases for plant equipment. The Company expects that in 2007, due to the consolidation of operations, certain excess space with annual rent of $175 will be sublet.  The minimum rent and lease payments payable for each of the next five years and thereafter is as follows:

Summary of Commitments by Year

Expected Payment Date
Obligation	2007	2008	2009	2010	2011	Thereafter	Total
(in $'000's)
Operating Leases	$ 825	$ 784	$ 792	$ 797	$ 608	$ 2,265	$ 6,071
Capital Leases	$ 92	$ 71	Nil	Nil	Nil	Nil	$ 163
Long term payable	$ 203	$ 475	Nil	Nil	Nil	Nil	$ 678
Convertible Debentures	$ 2,125	$ 2,125	$ 2,125	$ 26,624	Nil	Nil	$ 32,999

On October 6, 2005, the Company issued $25,000 principal amount of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30 and December 31.  The holders of the debentures have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s common shares at the commitment date.

The debentures are redeemable by the Company at any time after October 6, 2007 at a redemption price equal to the principal amount plus accrued and unpaid interest provided that the weighted average trading price of the common shares exceeds $3.63 for the twenty consecutive trading days ending five trading days prior to the date of which notice of redemption is given. On redemption or maturity, the Company may elect to repay the principal amount plus accrued and unpaid interest on the debentures by issuing and delivering common shares in the amount of the debenture principal plus accrued and unpaid interest divided by 95% of the weighted average trading price of the common shares for the twenty consecutive trading days ending five trading days preceding the date fixed for redemption or maturity.

Bazalt

In connection with the investment in Bazalt (the Company’s 49%-owned variable interest entity), each shareholder of Bazalt has provided Bazalt with a demand credit facility of $2,186 (US$1,875) that may be drawn by written notice from Bazalt. The amount advanced by the Company to Bazalt as of December 31, 2006 was $874 and the amount advanced by the other shareholder was $227.

In the fourth quarter of 2006, RS began to take steps to terminate the demand facility and collect advances made to Bazalt as well as a deposit in the amount of $495 on a share purchase agreement with Inline Fibreglass related to a subsidiary of Inline Fibreglass. The other shareholder in Bazalt, Mr. Stanley Rokicki, is also a principal of Inline Fibreglass. Negotiations with Mr. Rokicki to collect such amounts were unsuccessful. Subsequent to year-end, court actions were brought against the Company by Bazalt, Inline Fibreglass and Mr. Rokicki. RS management believes these claims are without merit and intends to vigorously defend such actions and pursue its own claims.

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from March 31, 2005 to December 31, 2006:

	2006				2005
	Dec	Sept	Jun	Mar	Dec	Sept	Jun	Mar
(in $'000's)
Product Revenue	1,124	2,059	353	816	505	246	227	83
Net Loss	(11,939)	(12,794)	(10,589)	(8,089)	(7,604)	(4,899)	(4,634)	(3,870)
Basic and diluted loss per common share	(0.13)	(0.14)	(0.12)	(0.09)	(0.09)	(0.06)	(0.06)	(0.05)
Total cash (1)	1,199	4,040	11,074	13,246	17,960	2,896	7,632	6,862
Total assets	16,615	20,060	30,998	32,367	35,519	19,704	17,941	16,643
Total long-term debt (2)	16,702	16,241	15,838	15,431	15,017	498	498	498

Notes: (1) Total cash is comprised of cash and short-term investments.
(2) Total long term debt is comprised of the unsecured convertible debenture and National Research Council advances.

Product revenue generally increased quarter over quarter with the exception of the quarters ended June 30 and December 31, 2006.  In 2006, the Company focused on the market penetration stage of RStandard poles.  This focus resulted in an increase in market demand which in turn resulted in an increase in revenue.

Net loss increased quarter over quarter due to the start-up and commissioning of the Calgary production facility and RStandard pole manufacturing challenges.

In order to fund the operations $25,000 principal amount of unsecured convertible debentures were issued in October 2005 resulting in a cash increase for the quarter.  As production started in Calgary and production issues were encountered, cash and total assets decreased quarter over quarter in 2006.

Fourth Quarter Results

Total Revenue
	Three Months Ended December 31,		% Increase (Decrease)
	2006	2005	2006
(in $'000's)
Product	$ 1,124	$ 505	123
Other	22	111	(80)
Total	$ 1,146	$ 616	86

The Company's revenues for the fourth quarter of 2006 were $1,124 compared to $505 in the fourth quarter of 2005.  The increase was due to an increase in utility product sales.  In order to address the continued production issues, RS slowed sales and production in the latter half of the quarter resulting in lower 2006 fourth quarter sales than in third quarter of 2006.

Other income in the fourth quarter of 2006 was $22 compared to $111 in the fourth quarter of 2005. This was due to higher investment balances in 2005 due to lower overall cash balances in the fourth quarter of 2006 versus 2005.

Operating Expenses
	Three Months Ended December 31,		% Increase (Decrease)
	2006	2005	2006
(in $'000's)
Cost of sales	$ 1,541	$ 516	199
Manufacturing start-up and product development	5,160	3,118	65
General and administrative	2,840	2,529	12
Financing charges	1,041	929	12
Marketing and business development	794	904	(12)
Restructuring charges	913	-	100
Amortization of property, plant and equipment	898	213	322
Total Operating Expenses	$ 13,187	$ 8,209	61

Cost of Sales

Cost of sales increased from the prior year as a result of increased product sales.  Quarterly product gross margins were $(417), or negative 37%.  This compares with product gross margins of $(11) or negative 2.2% in 2005.

Manufacturing Start-up and Product Development

Manufacturing start-up and product development expenses for the quarter increased by $2,042 over 2005. The increase in costs for 2006 was mainly comprised of operating the two Calgary production cells. For reasons cited earlier, scrap and waste during production increased by $1,308 from the prior year and unallocated costs related to the manufacturing and start-up of the production facility increased by $963. Costs related to product development decreased by $230 over 2005.

Restructuring Charges

Restructuring charges in the fourth quarter were $913 resulting from the consolidation of production, and research and development operations in Calgary and severance related to the reduction of staff to transition manufacturing to Global Composites Manufacturing and improve overall operating efficiency.

General and Administrative

General and administrative expenses for the quarter increased by $311 from the prior year’s quarter, mainly due to severance costs, an increase in salaries and consulting fees of $77 and expenses incurred to develop operations in Bazalt of $127 offset by a decrease in professional fees of $395 due to lower accounting and investor relation costs.

Financing Charges

Financing charges increased by $112 in the fourth quarter of 2006 compared to the same period in 2005.  This is due to the accretion expense related to the unsecured convertible debentures issued in October 2005.

Marketing and Business Development

Marketing and business development 2006 fourth quarter expenditures decreased by $110 from 2005 due primarily to a reduction in business development expenses of $182, a decrease in advertising and promotion of $35 and a decrease in travel/entertainment expenses of $26 offset by an increase in salaries and consulting of $125.

Amortization of Property, Plant, and Equipment

Amortization charges for the quarter increased by $685 compared to 2005 due to a $263 impairment of Bazalt assets and as a result of equipment additions in the Calgary plant.

NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Accounting Standards Board (AcSB) has issued sections:

•

1530, Comprehensive Income;

•

3855, Financial Instruments — Recognition and Measurement;

•

3861, Financial Instruments – Disclosure and Presentation

•

3865, Hedges;

1530 - Comprehensive Income, 3855 - Financial Instruments — Recognition and Measurement and 3865 - Hedges

In April 2005, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income all applicable for annual or interim periods beginning on or after October 1, 2006. Sections 3855 and 3861 require all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement, and properly disclosed in the notes to the financial statements. Section 3865 sets out hedge accounting prerequisites and rules, and builds on existing Canadian generally accepted accounting principles guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. The Company has considered all financial instruments, potential hedging relationships and the presentation of comprehensive income is prepared to adopt the standards on November 1, 2006.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual results could differ materially from the estimates and assumptions.  The following critical accounting policies are impacted by judgements, assumptions and estimates used in preparation of the December 31, 2006 Consolidated Financial Statements.

Consolidation of Variable Interest Entities

On July 21, 2005, RS acquired 49% of the common shares of Bazalt for a cash consideration of $9 (24 Zlotys) for the purpose of commercializing composite products in Poland and conducting related research and development. On July 1, 2005, in contemplation of the above transaction, the Company and the founding shareholder each agreed to provide Bazalt with unsecured demand credit facilities of up to a maximum amount of US$1,875 with semi-annual interest payments commencing July 1, 2007 at the US dollar prime rate of a specified Canadian chartered bank.  The Company advanced $310 (US$250) and $620 (US$500) on July 12, 2005 and July 27, 2005, respectively, and the founding shareholder advanced $245 (US$194) on May 20, 2005.

Bazalt is a variable interest entity as its total equity is not sufficient to finance its activities without the additional subordinated credit facilities provided by its shareholders.  The Company determined that it is the primary beneficiary as its advances under the unsecured credit facilities have exceeded that of the founding shareholder (“non-controlling interest”) since inception.

Future Operations

The Company is in the commercialization stage of its composite product business and therefore, is subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. As a result, the consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The Company is committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Company’s business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites. The Company has not earned profits to date and cannot provide assurance that it will achieve, or be able to sustain, profitability in the future.

To date, the Company has financed its activities through the issuance of shares, warrants and debentures to shareholders and investors, and continues to operate as a going concern. Future financing is required in order to fund operating costs as they come due. The Company’s success will ultimately depend on its ability to generate revenues from its product sales, so its operating costs may be financed by revenues from operations, instead of outside financing.  The outcome of these matters is uncertain and cannot be predicted at this time. Accordingly, these consolidated financial statements do not reflect adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operate as a going concern.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, the price is fixed or determinable and collection is reasonably assured.

RS sells the majority of its products on a free carrier basis and the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. When the cost of freight has been added to the cost of the product it has been recorded separately in the books of record. RS has no further performance obligations other than its standard manufacturing warranty.

Interest income from investments is recognized as it is earned.

Inventories

Raw materials are stated at the lower of average cost and replacement cost. Finished goods are stated at the lower of average cost and net realizable value.

Impairment of Long-lived Assets

The Company performs an impairment test on long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company estimates the useful lives of capital based on the nature of the asset, historical experience and the terms of any related supply contracts.  The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate.  Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions.  A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation expense and impairment charges.

Research and development

The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.  Since inception, no amounts from research and development activities have been capitalized.

Stock-based compensation plans

The Company applies the fair-value method of accounting to all stock-based compensation arrangements for both employees and non-employees.  Compensation cost of equity-classified awards to employees is measured at fair value at the grant date and is expensed over the awards’ vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period.  The Company accounts for actual forfeitures as they occur.

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.  It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Further, because the Company is a registrant under US securities legislation, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

The Company has assessed the design of its internal controls over financial reporting and during this process management identified the following material weaknesses:

a)

Due to limited staff, the Company is not able to achieve complete segregation of incompatible duties.  In order to compensate for this weakness, the Chief Executive Officer and Chief Financial Officer along with senior management oversee all material transactions and related accounting records.  In addition, the Audit Committee reviews on a quarterly basis the financial statements and queries management about significant transactions.

b)

Due to limited staff, the Company’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.  To address this risk, the Company consults with third party expert advisors in connection with the recording and reporting of complex and non-routine transactions.  As the Company incurs future growth, the Company plans to expand the technical competence of the individuals involved in the accounting function.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance they do not expect that the internal control over financial reporting would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Risk Factors

A discussion of the Company’s risk factors can be found in its annual information form for the year ended December 31, 2006 dated March 30, 2007.  This annual information form can be found on the Company’s website at www.grouprsi.com, the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov.

Consolidated Financial Statements of

RESIN SYSTEMS INC.

Years Ended December 31, 2006 and 2005

RESIN SYSTEMS INC.

Management’s Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Resin Systems Inc. and all of the information included in this report are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

In discharging its responsibilities, management maintains and relies upon a system of internal controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.  Management has tested the effectiveness of internal controls.

Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, composed entirely of independent directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the financial statements with both management and the independent auditors and reports its finding to the Board of Directors before such statements are approved by the Board.

Signed “Paul Giannelia”                                                                           Signed“RobSchaefer”

Paul Giannelia                                                                                           Rob Schaefer

President, CEO                                                                                          CFO

Calgary, Canada

March 30, 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resin Systems Inc. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada

March 30, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Resin Systems Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 30, 2007 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Canada

March 30, 2007

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

December 31, (in $'000's)	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$1,199	$17,960
Accounts receivable	985	788
Inventories (note 5)	2,218	2,539
Prepaid expenses and deposits	263	216
	4,665	21,503
Restricted cash and deposits (note 4)	514	1,515
Property, plant and equipment (note 6)	10,839	11,744
Deferred financing costs (note 8)	597	757
	$16,615	$35,519
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$6,951	$3,364
Other current liabilities (note 7)	540	441
	7,491	3,805
Convertible debentures (note 8)	16,273	14,519
Other long-term liabilities (note 7)	1,271	1,345
	25,035	19,669

Shareholders' equity (deficit)
Share capital (note 9(a))	73,660	55,392
Warrants (note 9(a))	1,172	1,021
Equity component of convertible debentures (note 8)	10,258	10,258
Contributed surplus (note 9(d))	3,731	3,009
Deficit	(97,241)	(53,830)
	(8,420)	15,850
Future operations (note 1)
Commitments (note 16)
Subsequent event (note 17)
	$16,615	$35,519

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “ David Williams”

      Signed “ Wilmot Matthews”

Director

Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

Years ended December 31, (in $'000's)	2006	2005
Product revenue (note 14)	$4,352	$1,061
Other income	379	322
	4,731	1,383
Expenses
Cost of sales	5,351	988
Manufacturing start-up and product development	21,815	8,852
General and administrative	8,459	7,763
Financing charges (note 11)	4,086	963
Marketing and business development	3,250	3,013
Restructuring charges (note 10)	2,682	-
Amortization of property, plant and equipment (note 3)	2,623	820
	48,266	22,399
Loss before non-controlling interest	(43,535)	(21,016)
Non-controlling interest	124	9
Net loss	(43,411)	(21,007)
Deficit, beginning of period	(53,830)	(32,823)
Deficit, end of period	$(97,241)	$(53,830)
Basic and diluted loss
per common share	$(0.48)	$(0.26)
Basic and diluted weighted average number
of shares outstanding	89,858	79,643

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

Years ended December 31, (in $'000's)	2006	2005
Cash provided by (used in):
Operating:
Net loss	$(43,411)	$(21,007)
Proceeds of tenant inducements (note 7(d))	330	-
Amortization of property, plant and equipment	2,623	820
Financing charges	160	40
Amortization of deferred gain on sale of property, plant and equipment (note 7(c))	(87)	(62)
Accretion of convertible debenture (notes 8 and 11)	1,754	390
Non-cash restructuring charges (note 10)	1,779	-
Stock based compensation (note 9(b))	767	453
Non-controlling interest in net loss (note 3)	(124)	(9)
Other non-cash items	(59)	(9)
Contributed surplus (note 9(d))	-	(75)
Change in non-cash operating working capital (note 13)	4,307	(1,008)
	(31,961)	(20,467)
Financing:
Issue of share capital	18,374	19,043
Issue of convertible debentures	-	23,590
Repayments of other long-term liabilities	(80)	(85)
	18,294	42,548
Investing:
Purchase of property, plant and equipment	(3,497)	(9,340)
Proceeds on sale and leaseback of property, plant and equipment (note 6)	-	4,000
Restricted cash and deposits	1,001	(1,294)
Non-controlling interest (note 3)	124	9
Change in non-cash investing working capital (note 13)	(722)	533
	(3,094)	(6,092)
Increase (decrease) in cash and cash equivalents	(16,761)	15,989
Cash and cash equivalents, beginning of year	17,960	1,971
Cash and cash equivalents, end of year	$1,199	$17,960

See accompanying notes to the consolidated financial statements.

1.  Nature of operations:

Resin Systems Inc. (“RS” or the “Company”) engineers advanced composite products for large-scale industrial markets. These products replace what historically have been made with the traditional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and the Company’s proprietary Version TM patented polyurethane resin system ("Version™").

Future Operations

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  In 2006, RS reported a net loss of $43,411.  At December 31, 2006, RS had negative working capital of $2,826 and a deficit of $97,241.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products.

2.  Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The impact of significant measurement differences between Canadian GAAP and generally accepted accounting principles in the United States of America (“U.S. GAAP”) on the consolidated financial statements is disclosed in Note 18.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.  Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables and inventories and valuation of stock-based compensation and the equity component of the convertible debentures.  Actual results could differ from those estimates.

(a)  Basis of presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its variable interest in Bazalt Inwestycje Sp. z o.o. (“Bazalt”), a variable interest entity (“VIE”) in which the Company is the primary beneficiary.  All significant inter-company balances and transactions have been eliminated.

(b)  Cash and cash equivalents:

Cash and short-term investments consist of cash in banks and deposit and short-term investments with original maturities of ninety days or less.

(c)  Inventories:

Raw materials are stated at the lower of average cost and replacement cost and finished goods are stated at the lower of average cost and net realizable value.

(d)  Property, plant and equipment:

Property, plant and equipment are stated at cost.  Equipment under construction is not amortized until it is substantially complete and ready for productive use.  Amortization is provided on a declining balance basis over the estimated useful lives as follows:

Asset	Rate
Building	4%
Equipment	20%
Furniture and fixtures	20%
Automotive	30%
Computer hardware and software	50%

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

Repairs and maintenance costs are expensed as incurred.

(e)  Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(f)  Deferred financing costs:

Deferred financing costs represent the unamortized cost of the issue of the convertible debentures.  Amortization is provided on a straight-line basis over the term of the related debentures and is included in financing charges for the year.

(g)  Research and development:

Development costs related to specific projects that in the Company’s view have a clearly defined future market are deferred and amortized on a straight-line basis commencing in the year following that in which the new development was completed.  All other research and development costs are charged to earnings in the year incurred.  Since inception, the Company has expensed all research and development costs incurred.

(h)  Revenue recognition:

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, the price is fixed or determinable and collection is reasonably assured.

(h)  Revenue recognition:

RS sells the majority of its products on a free carrier basis and the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. When the cost of freight has been added to the cost of the product it has been recorded separately in the books of record. RS has no further performance obligations other than its standard manufacturing warranty.

(i)  Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not the asset will not be realized.

(j)  Foreign currency translation:

RS’s subsidiaries and variable interest entity are integrated operations and are translated into Canadian dollars using the temporal method.  Accordingly, all monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are translated at the exchange rate in effect at the transaction date.

(k)  Stock-based compensation plans:

RS applies the fair-value method of accounting to all stock-based compensation arrangements, using the Black-Scholes option pricing model, for both employees and non-employees.  Compensation cost of equity-classified awards to employees are measured at fair value at the grant date and expensed over the awards’ vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period.  The Company accounts for actual forfeitures as they occur.

(l) Earnings per share:

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the year.  Diluted per share amounts are calculated using the treasury stock and if-converted methods.  The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding in-the-money stock options were exercised and that the proceeds from such exercises, including the unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

(l) Earnings per share:

The if-converted method assumes the conversion of convertible securities at the latter of the beginning of the reported period or issuance date, if dilutive.

(m) Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

 3.   Bazalt acquisition:

On July 21, 2005, RS acquired 49% of the common shares of Bazalt for a cash consideration of $9 (24 Zlotys) for the purpose of commercializing composite products in Poland and conducting related research and development. On July 1, 2005, in contemplation of the above transaction, the Company and the founding shareholder each agreed to provide Bazalt with unsecured demand credit facilities of up to a maximum amount of U.S. $1,875 with semi-annual interest payments commencing July 1, 2007 at the U.S. dollar prime rate of a specified Canadian chartered bank.  The Company advanced $310 (U.S. $250) and $620 (U.S. $500) on July 12, 2005 and July 27, 2005, respectively, and the founding shareholder advanced $245 (U.S. $194) on May 20, 2005.

Bazalt is a variable interest entity as its total equity is not sufficient to finance its activities without the additional subordinated credit facilities provided by its shareholders.  The Company determined that it is the primary beneficiary as its advances under the unsecured credit facilities have exceeded that of the founding shareholder (“non-controlling interest”) since inception.

The purchase price was allocated to net assets acquired including cash of $18, a deposit on property, plant and equipment of $237 (U.S. $194), an unsecured credit facility of $237 (U.S. $194) and the non-controlling interest of $9 (25 Zlotys).  The results of operations of Bazalt have been reflected in these financial statements commencing July 7, 2005.

In 2006 a property, plant and equipment impairment of $263 (2005-$Nil) was recorded to amortization of property, plant and equipment.

At December 31, 2006, the financial statements include property, plant and equipment of Bazalt of $422 (2005 - $536) located in Poland.

4.  Restricted cash and deposits:

RS has established certain credit arrangements for through its bank which are secured by cash of $405 (2005 - $971) held in a separate account.  In addition, the Company has classified Bazalt’s cash of $80 (2005 - $463) as restricted cash as all distributions require the approval of the Company and the non-controlling interest in Bazalt.

Deposits of $29 (2005 – $81) include long-term security deposits on property leases.

5.  Inventories:

December 31,	2006	2005
Raw materials	$ 1,670	$ 2,017
Finished goods	548	522
	$ 2,218	$ 2,539

In 2006, RS wrote down inventories of $36 (2005 - $265).

6.  Property, plant and equipment:

2006	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	393	23	370
Equipment	9,853	1,744	8,109
Furniture and fixtures	509	199	310
Automotive	280	67	213
Computer hardware and software	1,380	874	506
Leasehold improvements	1,522	243	1,279
	$ 13,989	$ 3,150	$ 10,839

2005	Cost	Accumulated amortization	Net book value
Land	$ 52	$ -	$ 52
Building	394	8	386
Equipment	10,069	1,011	9,058
Furniture and fixtures	457	135	322
Automotive	192	32	160
Computer hardware and software	1,150	592	558
Leasehold improvements	1,340	132	1,208
	$ 13,654	$ 1,910	$ 11,744

At December 31, 2006, the equipment and vehicles included assets under capital lease with a cost of $436 (2005 – $338) and accumulated amortization of $149 (2005 – $66).

In 2005, RS sold land and the related building for gross proceeds of $4,000 and immediately leased them back.  The Company had an option to repurchase the land and building for $4,375 which was cancelled on September 14, 2006. The Company realized a gain of $906 which has been deferred and is being recognized over the term of the ten year lease as an adjustment to lease expense.

7.  Other liabilities:

	2006	2005
Other liabilities:
Unsecured credit facility (note 3)	$ 103	$ 227
NRC advances (a)	429	498
Capital lease obligation (b)	163	174
Deferred sale leaseback gain (c) (note 6)	757	844
Deferred lease inducement (d)	349	43
Unearned revenue	10	-
Total other liabilities	$ 1,811	$ 1,786

	2006	2005
Current portion:
Unsecured credit facility (note 3)	$ 103	$ 227
NRC advances (a)	203	13
Capital lease obligation (b)	92	102
Deferred sale leaseback gain (c) (note 6)	78	91
Deferred lease inducement (d)	54	8
Unearned revenue	10	-
Total other current liabilities	$ 540	$ 441

Long-term portion:
NRC advances (a)	$ 226	$ 485
Capital lease obligation (b)	71	72
Deferred sale leaseback gain (c) (note 6)	679	753
Deferred lease inducement (d)	295	35
Total other long-term liabilities	$ 1,271	$ 1,345

(a) Pursuant to an agreement with the National Research Council (“NRC”), as amended, the Company received advances of $498 to develop its resins.  The advances of $498 plus a contingent 50% return on the advances of $249 are repayable quarterly at a rate of 1.9% of the Company’s gross revenue, as defined, for the period December 1, 2005 through November 30, 2010. If the advances of $498 have not been repaid by December 1, 2010, the Company is required to continue repayments of 1.9% of gross revenues until either the aggregate of the advances plus return of $747 is repaid or November 30, 2015.  The Company will recognize the contingent amount when conditions arise that will cause it to be repayable.

(b) These capital leases are payable in equal monthly installments of $13 (2005 - $9) including interest at 7.6%, due October 18, 2008.

(c)  In 2006, the Company recognized $87 (2005 - $62) of the deferred gain.

(d) In 2006, the Company renegotiated two operating leases and received $330 in tenant inducements.  These inducements are being amortized over the term of the leases.

8. Convertible debentures and deferred financing costs:

On October 6, 2005, the Company issued $25,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30th and December 31st.

The holders of the debentures have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s shares at the commitment date.

The debentures are redeemable by the Company at any time after October 6, 2007 at a redemption price equal to the principal amount plus accrued and unpaid interest provided that the weighted average trading price of the common shares exceeds $3.63 for the twenty consecutive trading days ending five trading days prior to the date of which notice of redemption is given. On redemption or maturity, RS may elect to repay the principal amount plus accrued and unpaid interest on the debentures by issuing and delivering common shares in the amount of the debenture principal plus accrued and unpaid interest divided by 95% of the weighted average trading price of the common shares for the twenty consecutive trading days ending five trading days preceding the date fixed for redemption or maturity.

The debentures were bifurcated into a liability component of $14,129 and an equity component of $10,871 at inception.  The difference between the $25,000 due on maturity and the initial liability component is accreted and recorded as financing charges.  The accretion amount expensed and added to the debenture liability was $1,754 (2005 - $390).

The financing costs related to the debentures of $1,410 have also been bifurcated into a liability component and an equity component on a pro-rata basis based on carrying amounts.  The liability component of $797 has been recorded as deferred financing costs and is being amortized over the term of the debenture with the unamortized balance at December 31, 2006 being $597 (2005 - $757).  The equity component of $613 has been netted against the equity component of the debenture.

9.  Shareholders’ equity:

(a)  Authorized and issued share capital:

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Share capital consists of the following common shares and warrants:

	Common Shares		Warrants
(Common share and warrant numbers in ‘000’s)	Number	Amount	Number	Amount
Balance, December 31, 2004	68,509	$ 36,277	4,651	$ 1,207
Issued for cash, net of issue costs	8,696	7,805	4,347	1,632
Broker warrants attributed to share issue costs	-	(348)	502	348
Stock options exercised	1,237	903	-	-
Warrants exercised	5,836	10,755	(5,836)	(1,828)
Warrants expired	-	-	(1,123)	(338)
Balance, December 31, 2005	84,278	55,392	2,541	1,021
Issued for cash, net of issue costs(1)(3)	8,979	12,584	2,800	938
Broker warrants attributed to share issue costs(1)(3)	-	(235)	589	235
Stock options exercised	275	212	-	-
Warrants issued (2)	-	-	99	-
Warrants exercised (2)	2,568	5,707	(2,568)	(998)
Warrants expired (2)	-	-	(72)	(24)
Balance, December 31, 2006	96,100	$ 73,660	3,389	$ 1,172

(1)  In June 2006, RS completed a private placement of 5,601 units for aggregate proceeds of $8,943.  Each unit consisted of one common share and one half common share purchase warrant expiring December 28, 2007.  The purchase warrants have an exercise price of $2.25 per share and were recorded at a fair value of $938.

A further 280 warrants were granted to brokers.  Upon exercising the warrants an additional one half common share purchase warrant will be available for exercise expiring December 28, 2007 leaving a total of 420 warrants available for exercise.  The warrants have an exercise price of $1.85 per share and the half common share purchase warrants have an exercise price of $2.25 per share.  The recorded fair value of the warrants was $171.

(2)  During 2006, RS issued 2,568 common shares pursuant to the exercise of common share purchase warrants for aggregate proceeds of $4,709.  Of the warrants exercised, 198 warrants entitled the holder to an additional one-half common share purchase warrant to purchase common shares by February 14, 2006 at $2.00 per common share.  Relating to the warrants exercised, $998 has

 (a)  Authorized and issued share capital (continued):

been transferred to share capital. In addition, 72 purchase warrants expired unexercised.

(3) In November 2006, RS completed a private placement of 3,378 common shares for aggregate proceeds of $4,579.  A further 169 warrants were granted to brokers.  The warrants have an exercise price of $1.70 per share.  The recorded fair value of the warrants was $64.

(b) Stock based compensation:

In 2006, RS recorded $767 (2005 - $478) in stock-based compensation expense to employees and non-employees.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Weighted average assumptions and results	2006	2005

Risk free interest rate (%)	4.11	3.28
Expected life (years)	3.43	4.00
Expected volatility (%)	67.75	93.00
Expected dividends ($)	-	-
Weighted average grant-date fair value ($)	0.84	1.33

 (c) Stock options – outstanding options:

	Number of	Weighted average
Options held by employees (in ‘000’s)	share options	exercise price
Outstanding, December 31, 2004	4,078	0.88
Granted	210	1.95
Exercised	(970)	0.51
Change in grantee status to non-employees	(105)	0.47
Outstanding, December 31, 2005	3,213	$ 1.07
Granted	1,145	1.82
Exercised	(225)	0.55
Change in grantee status to non-employees	(70)	1.45
Forfeited	(220)	2.05
Outstanding, December 31, 2006	3,843	$ 1.26

Options held by non-employees (in ‘000’s)	Number of share options	Weighted average exercise price
Outstanding, December 31, 2004	1,588	0.81
Granted	600	1.27
Exercised	(268)	0.69
Change in grantee status from employees	105	0.47
Forfeited	(650)	1.05
Outstanding, December 31, 2005	1,375	$ 0.90
Granted	486	1.45
Exercised	(50)	0.37
Change in grantee status from employees	70	1.45
Forfeited	(25)	0.34
Outstanding, December 31, 2006	1,856	$ 1.08

The following table summarizes information about the stock options outstanding as at December 31, 2006:

Price range	outstanding	average years	Exercisable
$0.34 - 0.51	100	0.34	100
0.52 - 0.78	750	0.92 - 0.96	750
0.79 - 1.19	2,628	1.01 - 2.97	1,628
1.20 - 1.79	1,685	0.32 - 4.74	175
1.80 - 2.40	536	3.88 – 4.26	60
$0.34 - 2.40	5,699	2.09	2,713

In 2005, the Company entered into an engagement agreement with a company to commercialize RStandard poles in China.  Upon execution of the engagement agreement, the Company granted 500 stock options at a strike price of $1.25 for a term of three years which vest immediately upon the execution of the joint venture agreement in China and receipt of adequate security for an initial pole purchase.  At December 31, 2006, a joint venture agreement has not been executed.

In 2003, the Company agreed to grant 1,000 stock options at a strike price of $1.18 to a company controlled by one of its senior officers upon the Company achieving certain revenues, pretax profits or price/earnings ratios on or before January 1, 2008.  As of December 31, 2006, the Company has not yet met these objectives.

(d) Contributed surplus:

The following table reconciles the Company’s contributed surplus:

	2006	2005
Balance, beginning of year	$ 3,009	$ 2,517
Stock-based compensation cost - stock options	767	478
Stock options exercised	(69)	(224)
Expired warrants	24	338
Stock-based compensation - ARC (1)	-	(25)
Settlement with ARC for cash(1)	-	(75)
Balance, end of year	$ 3,731	$ 3,009

(1) In 2004, RS and the Alberta Research Council (“ARC”) amended an agreement effective in 2002 by increasing the total value of services provided by ARC by an additional $100 in exchange for the equivalent fair value of RS’s common shares on completion of performance as set out in the original agreement. In 2004, the additional services were utilized and RS recorded the commitment of common shares to ARC.  On December 6, 2005, RS and ARC further amended the agreement to settle the obligation for cash of $75; which was paid on December 15, 2005.

10.  Restructuring charges:

On August 31, 2006, the Company announced the decision to close the Edmonton facilities and consolidate all activities in Calgary.  Further in December 2006, the Company significantly curtailed and later shut down RStandard production at its Calgary plant.  During the year the Company incurred resulting restructuring charges as follows:

Workforce reduction	$ 495
Property, plant and equipment impairment	1,779
Dismantling and cleaning charges	277
Taxes, utilities and lease costs	131
Total restructuring charges	$ 2,682

      Property, plant and equipment impairment charges of $1,779 consisted of $1,474 of Edmonton equipment and $305 of Calgary equipment not deemed useful for further operations.  The salvage value of the equipment net of disposal costs is deemed to be $Nil.

10.  Restructuring charges (continued):

Upon consolidating activities in August 2006, the Company reduced its workforce by 56 employees and incurred workforce reduction charges of $289, from associated severance and benefit costs.

Upon the initial curtailment of production in Calgary, the Company reduced its workforce by 134 employees and by 22 additional employees in January 2007 on the final shut-down.  Workforce reduction charges of $206 were related to the cost of severance and benefits associated with the terminated employees.

11.  Financing charges:

       Financing charges are comprised of:

	2006	2005
Debenture interest expense	$ 2,125	$ 501
Interest on capital lease obligations	9	13
Other interest expense	38	19
Amortization of deferred financing cost (note 8)	160	40
Debenture accretion expense (note 8)	1,754	390
	$ 4,086	$ 963

12.  Income taxes:

(a)  Expected tax rate:

In 2006, the Company’s statutory income tax rate was approximately 32.12% (December 31, 2005 – 33.62%).  RS’s recorded income tax expense (reduction) differs from the amounts computed by applying the statutory income tax rate to the loss before income taxes as a result of the following:

	2006	2005
Loss before income taxes	$ (43,411)	$ (21,007)
Computed "expected" tax reduction	(13,943)	(7,063)
Change in valuation allowance	9,775	7,065
Change in tax rates	3,437	(77)
Other	731	75
	$ -	$ -

(b)  Net future income tax assets:

The temporary differences that give rise to future income tax assets (liabilities) are as follows:

	2006		2005
	Temporary Differences	Tax effected	Temporary Differences	Tax effected
Future tax assets:
Non-capital loss carry forward	$ 79,194	$ 23,037	$ 43,007	$ 14,459
Property, plant and equipment	11,205	3,249	6,802	2,287
Other	2,948	829	2,007	595
	93,347	27,115	51,816	17,341

Less valuation allowance	(93,347)	(27,115)	(51,816)	(17,341)
	$ -	$ -	$ -	$ -

The non-capital losses carried forward expire primarily from 2007 through 2026

13. Supplemental cash flow information:

Changes in non-cash working capital:

	2006	2005
Accounts receivable	$ (197)	$ (558)
Inventories	321	(1,998)
Prepaid expenses and security deposits	(47)	(130)
Accounts payable and accrued liabilities	3,586	1,976
Other current liabilities	(78)	235
Change in non-cash working capital	$ 3,585	$ (475)

Relating to
Operating activities	$ 4,307	$ (1,008)
Investing activities	(722)	533

  Interest and taxes paid and received:

	2006	2005

Interest paid	$ 1,082	$ 15
Interest received	359	155
Cash taxes paid	-	-

14.  Segmented information:

RS’s activities comprise one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.

In 2006, RS’s revenue include sales to customers located in the United States of $1,054 (2005 - $566), Asia of $243 (2005 - $nil) and Australia of $nil (2005 - $79) with all other sales attributed to customers located in Canada.

The following table represents revenues by product categories:

Product	2006	2005
Utility poles	$ 4,190	$ 739
Version resin	116	277
Other products	46	45
Totals	$ 4,352	$ 1,061

The following table represents sales to customers that individually represented 10% or more of the Company’s total product revenue for the periods indicated:

Customers	2006	2005
Customer A	50%	20%
Customer B	14%	16%
Customer C	-	11%
Customer D	-	11%
Totals	64%	58%

15. Financial assets and financial liabilities:

At December 31, 2006 and 2005, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.  At December 31, 2006 and 2005, the carrying amounts of the capital lease obligations and the liability portion of the convertible debt approximate their fair values due to interest rates that reflect market rates.

As at December 31, 2006, the Company had modest exposure to interest rate risk to the extent that changes in market interest rates will impact the Bazalt unsecured credit facility that has a floating interest rate or the fair value of the liability and equity components of the convertible debentures with a fixed interest rate.

The Company does not engage in any hedging or currency trading activities.  Business activities are conducted primarily in U.S. and Canadian dollars and assets and liabilities are denominated primarily in Canadian dollars.  A substantial portion of sales and raw material purchases are denominated in U.S. dollars, while most of the administrative costs are denominated in Canadian dollars.  The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in general and administrative expenses.  In 2006, the Company recorded realized foreign exchange gains of $17 (2005 – gain of $1).

The maximum exposure to credit risk is represented by the carrying amount of accounts receivable.  At December 31, 2006 and 2005, RS held no collateral or other security relating to accounts receivable

16.  Commitments and contractual obligations:

RS has entered into agreements to lease plant and office space in three locations; one is office space with an initial term to June 30, 2011, with two five-year renewal options, one for manufacturing operations with an initial term to September 30, 2016, with two five-year renewal options and one with research and development facilities with an initial term to June 30, 2011. The minimum rent payable for each of the next five years and thereafter is as follows:

Period	Lease payments
2007	$ 825
2008	784
2009	792
2010	797
2011	597
Thereafter	2,265

17.  Subsequent event:

(a)  On January 12, 2007, RS completed a private placement of 5,000 units for aggregate proceeds of $4,889.  Each unit consisted of a $1,000 unsecured promissory note (the “Note”) and 500 common share purchase warrants expiring on July 12, 2008, each warrant entitling the holder to purchase one common shares at $1.00 per common share.

A further 625 warrants were granted to brokers.  The warrants have an exercise price of $0.86 per share.

The Notes are due on July 12, 2007 and accrue interest at a rate of eight percent per annum payable on maturity. Since RS has chosen to complete another equity financing (see 17(d)) the subscribers have a first right, but not the obligation, to participate (the "Participation Right") in the equity financing (the "Financing") of RS. Should a holder elect not to exercise its Participation Right, RS must repay the Notes, together with any accrued and unpaid interest, out of the net proceeds of the Financing.

 (b) During January 2007 the Company signed a five-year agreement with HD Supply Utilities to be the exclusive distributor of RS’s RStandard™ transmission and distribution poles within Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands. The agreement includes an initial purchase order for RStandard™ poles with a value exceeding U.S. $50 million over two years after delivery start, subject to applicable terms and conditions. Shipments are expected to begin in June 2007 and are expected to continue to June 2009.

(c)  During January 2007 RS licensed Global Composite Manufacturing to manufacture RStandard poles.  Under the agreement, RS will lease its existing two production cells to Global Composite Manufacturing. Global Composite Manufacturing, through its own resources, will relocate and upgrade the equipment. In addition, Global Composite Manufacturing will finance and construct a third production cell to meet additional product demand once they have reached successful and consistent operation of the existing manufacturing cells. RS will continue to own the equipment and any future additions, all related technology and all associated modifications.

(d) In March 2007, the Company raised proceeds of $31,339 through a private placement of 31,338,889 Common Shares, which proceeds are partially being used to fund the repayment of $1,424 of the Company’s unsecured promissory notes issued January 12, 2007.  In addition, the Company issued 3,661,111 Common Shares to holders of $3,600 of the unsecured promissory notes issued January 12, 2007 at a deemed price of $1.00 per share pursuant to such holders' rights to participate in the private placement.

18. Reconciliation with United States generally accepted accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP.  These principles differ in some material respects from U.S. GAAP as noted below.

	2006	2005
Statement of operations

Net loss under Canadian GAAP	$ (43,411)	$ (21,007)
Adjustments:
Convertible debentures (a)	1,643	359
Stock options granted to employees (b)(i)	27	407
Variable stock options (b)(ii)	-	(32)
Stock options granted to non-employees (b)(iii)	(9)	(95)
Sale and leaseback of property, plant and equipment (c)	(12)	(88)
	1,649	551
Net loss and comprehensive loss under U.S. GAAP	$ (41,762)	$ (20,456)
Basic and diluted loss per share under U.S. GAAP	$ (0.46)	$ (0.26)

	2006	2005
Shareholders' equity
Shareholders' equity under Canadian GAAP	$ (8,420)	$ 15,850
Adjustment for equity portion of convertible debentures	(8,256)	(9,899)
Adjustment for sale/leaseback on sale of property	(100)	(88)
Shareholders' equity under U.S. GAAP	$ (16,776)	$ 5,863

(a) Convertible debentures:

Under U.S. GAAP, the convertible debentures issued in 2005 were determined to be conventional convertible debentures; accordingly, the conversion feature was not required to be assessed for bifurcation.  As a result, the accretion of $1,754 (2005 – $390) of the liability component of the debenture to the maturity amount recorded under Canadian GAAP has been reversed for U.S. GAAP.  In addition, the amortization of deferred financing costs related to the liability component of the convertible debentures of $160 (2005 - $40) using the straight-line method under Canadian GAAP has been reversed and amortization of all deferred financing costs related to the convertible debentures of $271 (2005 - $65) using the effective interest method under U.S. GAAP has been recognized.

(b) Stock-based compensation:

i)  Effective January 1, 2006, RS adopted the Financial Accounting Standards Board Statement 123R, Share-Based Payment, using the modified prospective method.  Statement 123R requires stock-based payments to employees to be recognized using the fair value method for the remaining portion of the requisite service under previously granted unvested awards outstanding on adoption as well as new awards.  Prior to January 1, 2006, the Company accounted for stock-based payment awards to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations whereby stock-based compensation costs were recognized only if the grant-date fair value of the underlying shares exceeded the exercise price or upon certain modifications.  The Company had no cumulative effect adjustment to recognize on adoption of Statement 123R as there were no unvested stock options outstanding on adoption which were previously recognized in the financial statements for periods prior to adoption.

Effective January 1, 2004, RS retroactively adopted the Canadian accounting standards with respect to accounting for stock-based payment awards granted after September 1, 2002. Accordingly, the employee stock-based compensation expense recognized under Canadian GAAP for 2005 of $407 has been reversed for U.S. GAAP.  Statement 123R also requires an estimate of the forfeiture rate upon adoption and through out the requisite service period of award whereas, under Canadian GAAP, the Company recognizes forfeitures as they occur which results in a reduction to stock-based compensation expense of $27 for the year.

Under Canadian GAAP, the Company records the stock-based compensation expense provided to employees of $620 as a general and administrative expense.  Under U.S. GAAP, the Company must record the stock-based compensation costs in the same expense category which includes the employees’ cash compensation costs.  Under U.S. GAAP, the total stock-based compensation expense of $620 would be attributed to general and administrative expense of $381, marketing and business development expense of $146 and manufacturing start-up and product development expense of $66.

ii)  During the year ended August 31, 2002, RS re-priced 70,000 stock options granted to employees.  As a result, these options became a variable award under U.S. GAAP until the awards were exercised in 2005.  In 2005, RS recorded additional compensation expense of $32.

iii)Under U.S. GAAP, share-based payment awards to non-employees to be recognized using the fair value method based on the initial fair value of the awards granted and subsequently remeasured to fair value each balance sheet date until performance is complete.  This method is consistent with Canadian GAAP, as described in note 10(b).  However, under Canadian GAAP, RS did not adopt the fair value method for share-based awards granted to non-employees until September 1, 2002. As a result, the impact of using the fair value method under U.S. GAAP for stock options granted to non-employees prior to September 1, 2002, results in an additional compensation expense in 2006 of $9 (2005 - $95).

(c) Sale/leaseback on sale of property

Under Canadian GAAP, the Company realized a gain of $906 on the sale and subsequent leaseback of the property in 2005.  The gain was deferred and is being recognized over the term of the ten year lease.

Under U.S. GAAP, the sale and subsequent leaseback of the property did not qualify for leaseback accounting until the cancellation of the option to repurchase the property on September 14, 2006.  Accordingly, the Company applied the following accounting treatment under U.S. GAAP:

i)

The proceeds on sale of $4,000 as a financing obligation with the principal and interest portions of the lease payments of $1 (2005 - $9) and $394 (2005 - $248) respectively, being recorded as a reduction to the financing obligation and financing charges, respectively.

ii)

The carrying amount of property, plant and equipment of $3,060 remained on the balance sheet with amortization on the building from the date of sale of $72 (2005 - $35).

On expiry of the option in 2006, the Company recognized a gain of $967, representing the excess of the outstanding lease obligation of $3,990 over the carrying amount of the land and buildings of $3,023, which has been deferred and is being amortized over the remaining ten year lease term.